Exhibit 99.2

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Madison Avenue Partners LP

City of registered office (if applicable)
New York

Country of registered office (if applicable)
United States

4. Details of the shareholder

Name	City of registered office	Country of registered office
Madison Avenue International LP	New York	United States

5. Date on which the threshold was crossed or reached

14-Nov-2023

6. Date on which Issuer notified

16-Nov-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.353376	0.000000	3.353376	4625619
Position of previous notification (if applicable)
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335	4625619		3.353376
Sub Total 8.A	4625619		3.353376%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swap	24/5/2029	N/A	Cash	0	0.000000
Sub Total 8.B2				0	0.000000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Eli Samaha	Madison Avenue Partners LP	3.353376	0.000000	3.353376%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

16-Nov-2023

13. Place Of Completion

New York